Exhibit 99.2

PRESS RELEASE For immediate distribution

BRP ANNOUNCES THE RENEWAL

OF ITS NORMAL COURSE ISSUER BID

Valcourt, Quebec, March 22, 2019 – BRP Inc. (TSX:DOO; NASDAQ: DOOO) announces today that its Board of Directors has authorized the renewal of its normal course issuer bid to purchase for cancellation up to 4,170,403 subordinate voting shares over the twelve-month period commencing on April 2, 2019 and ending no later than April 1, 2020, representing approximately 10% of the public float of 41,704,034 subordinate voting shares as at March 20, 2019. As at March 20, 2019, 43,040,023 subordinate voting shares were issued and outstanding.

The normal course issuer bid will be conducted through the facilities of the Toronto Stock Exchange (the “TSX”) or alternative trading systems, if eligible, and will conform to their regulations. Purchases under the normal course issuer bid will be made by means of open market transactions or such other means as a securities regulatory authority may permit, including pre-arranged crosses, exempt offers and private agreements under an issuer bid exemption order issued by a securities regulatory authority.

Under TSX rules, BRP will be allowed to purchase daily, through the facilities of the TSX, a maximum of 77,190 subordinate voting shares representing 25% of the average daily trading volume, as calculated per the TSX rules for the most recently completed six calendar months. In addition, BRP may make, once per week, a block purchase (as such term is defined in the TSX Company Manual) of subordinate voting shares not directly or indirectly owned by insiders of BRP, in accordance with TSX rules. The subordinate voting shares purchased pursuant to the normal course issuer bid will be cancelled.

The price to be paid by BRP for any subordinate voting share will be the market price at the time of acquisition, plus brokerage fees. In the event that BRP purchases subordinate voting shares by pre-arranged crosses, exempt offers, block purchases or private agreements, the purchase price of the subordinate voting shares may be, and will be in the case of purchases by private agreements, at a discount to the market price of the subordinate voting shares at the time of the acquisition.

BRP has the intention to enter into an automatic share purchase plan with a designated broker to allow for the purchase of subordinate voting shares under the NCIB at times when BRP would ordinarily not be permitted to purchase shares due to regulatory restrictions or self-imposed blackout periods.

Under the normal course issuer bid that expired on July 23, 2018, BRP has purchased 3,625,271 subordinate voting shares at a volume weighted average price of $58.55. Purchases were effected through the facilities of the TSX and at such times and in such numbers as determined by BRP in accordance with the policies and rules of the TSX. Purchases were also made through alternative eligible trading systems and by block purchases of subordinate voting shares. BRP was allowed to purchase a total of 3,625,271 subordinate voting shares (representing approximately 10% of the public float of 36,252,716 subordinate voting shares as at March 19, 2018). The Board of Directors of BRP believes that the purchase by BRP of its subordinate voting shares could represent an appropriate and desirable use of its available cash to increase shareholder value.

About BRP

We are a global leader in the world of powersports vehicles and propulsion systems built on over 75 years of ingenuity and intensive customer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft and Manitou boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We support our lines of product with a dedicated parts, accessories and clothing business to fully enhance your riding experience. With annual sales of over CA$5.2 billion from over 120 countries, our global workforce is made up of around 12,500 driven, resourceful people.

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Ski-Doo, Lynx, Sea-Doo, Evinrude, Rotax, Can-Am, Alumacraft, Manitou and the BRP logo are trademarks of

Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this release, including, but not limited to, statements relating to potential purchases of subordinate voting shares by BRP under the normal course issuer bid, and other statements that are not historical facts, may be “forward-looking statements” within the meaning of Canadian securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “could”, “expects”, “plans”, “intends”, “anticipates” or “believes” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their nature, are based on assumptions, and are subject to important risks and uncertainties. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Actual results may differ materially from results indicated in forward-looking statements due to a number of factors, including those identified in BRP’s annual information form and management’s discussion and analysis of financial condition and results of operations. The forward-looking statements contained in this release represent BRP’s expectations as of the date of this release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

For media enquiries: Elaine Arsenault Senior Advisor, Media Relations Tel.: 514.732.7092 medias@brp.com	For investor relations: Philippe Deschênes Manager Treasury and Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com